UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANUARY, 2005.

                        Commission File Number: 0-51005


                          AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   JANAURY 14, 2005                   /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO



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                          AMERA RESOURCES CORPORATION

                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
                      Tel: 604-687-1828 Fax: 604-687-1858
                            Toll Free: 800-901-0058
                       Internet: www.amera resources.com
                        E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS

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NEWS RELEASE                                                    JANUARY 14, 2005

                      AMERA RESUMES EXPLORATION PROGRAM ON
                            MOGOTE PROJECT, ARGENTINA

AMERA RESOURCES CORPORATION (AMS-TSXV) is pleased to announce that following the holiday break, an exploration crew has mobilized to the Mogote copper-gold project, located in San Juan Province, NW Argentina. The crew will be continuing with detailed geological mapping to refine drill pad locations on the Filo Este target, where four drill holes drilled in March, 2004 interested continuous copper-gold mineralization over several hundred metres, and on the Filo Central target. Currently bulldozer trenching is being carried out on the Filo Central target concurrently with road building to construct access into the target area to facilitate drilling.

FILO ESTE TARGET

Filo Este is one of several of high priority targets on the Mogote property which hosts a classic Maricunga-style porphyry copper gold system in addition to high sulphidation epithermal-style gold-silver mineralization. Only four drill holes have been completed on the Filo Este target, (in April 2004), and all four holes intersected continuous copper-gold mineralization over intervals ranging from 68 to 489 metres (see April 29, 2004 News Release), confirming the presence of a large copper-gold porphyry system.

FILO CENTRAL TARGET

Regional surface work carried out on the Filo Central target has defined an anomaly more than 3.5 kilometres long and up to 900 metres in width (see April 29, 2004 News Release). Immediately on trend to the north of the Filo Central anomaly Tenke Mining Corp. has been actively drilling their Vicuna copper-gold project. Filo Central is a high priority target which will be tested during the upcoming drill program.

The Mogote property demonstrates many attributes of a classic Andean-type copper-gold porphyry system and is located within a region characterized by some of the world's largest examples of copper-gold porphyry deposits and high sulphidation epithermal gold-silver deposits. It is situated 70 kilometres north of Barrick's large Pascua/Veladero gold discoveries (resources of 38 million ounces gold and 750 million ounces silver); 11 kilometres east of
Noranda/Metallica's El Morro copper-gold discovery (inferred resources of 7.4 million ounces gold, 6.2 billion pounds copper); and, 50 km south of Placer Dome's 23 million ounce Cerro Casale gold-copper discovery. This prolific region is considered the southern extension of the Maricunga Gold Belt as well as the geologic bridge to the El Indio Gold Belt to the south.

Amera is leveraging its extensive contact network and is actively exploring in Argentina and Peru and continues to negotiate for the acquisition of additional properties in the Americas. The Company is committed to growth and added shareholder value through gold and precious metal-rich polymetallic discoveries.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
-------------------------------
Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2005 NUMBER 1

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